NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Kinder Morgan, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Kinder Morgan, Inc [NYSE:KMI]: Due to the Company’s Failure to Set Net-Zero by 2050 Target, Realign Investment Plans to Limit Global Warming to 1.5°C, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST Executive Chairman Richard D. Kinder (Item 1.1)
●	Vote AGAINST Lead Director Michael C. Morgan (Item 1.9)

NOTE: this exempt solicitation has been updated since its previous filing on April 22, 2021 to include a recommendation that investors vote against Lead Director Michael Morgan

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Kinder Morgan is one of the largest energy infrastructure companies in the United States, and a major operator of oil and gas pipelines and terminals in North America.1 It is among the 167 target companies named by Climate Action 100+ the largest global emitters and “key to driving the global net-zero emissions transition.”2

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 79% of carbon emissions from the U.S. energy system.3 In recent years, the U.S. has overtaken Saudi Arabia and Russia to become the largest petroleum and fossil gas producer in the world.4 Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Failure to set adequate net-zero targets

Net-zero by 2050 commitment that covers all relevant emissions sources, in particular Scope 3 emissions from the burning of products sold, and on a full equity share basis	X

Kinder Morgan has no net-zero greenhouse gas emissions targets and no targets to reduce its Scope 3 emissions.5 The company says it will start reporting global Scope 1 and 2 emissions in 2021.6 According to Climate Action 100+, Kinder Morgan meets none of the criteria for net-zero and greenhouse gas reduction target setting, and has not set targets that cover the most relevant Scope 3 emissions categories for its sector.7

Capital allocation and investment plans not aligned with 1.5°C pathways

Plan to realign capital expenditures to meet a net-zero decarbonization commitment	X

According to Rainforest Action Network, Kinder Morgan is one of the 15 key oil and gas midstream companies supporting fossil fuel expansion globally, and is a key pipeline company for tar sands oil.8 The company’s capex spending plans include $900 million for gas projects to be put in service by 2023.9 According to Climate Action 100+, Kinder Morgan does not meet the criteria for capital allocation alignment.10

Misalignment of policy influence activities with net-zero commitment and 1.5°C pathways

Alignment of policy influence activities with net-zero target and limiting warming to 1.5°C	X

The company website has disseminated “misinformation on climate science,” according to InfluenceMap.11 Kinder Morgan’s climate negative lobbying has included efforts to weaken methane emissions standards.12 According to Climate Action 100+, Kinder Morgan does not meet any of the criteria for climate policy engagement alignment, except its disclosure of trade association memberships.13

Conclusion: Kinder Morgan has failed to set net-zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so. Therefore, we recommend that shareholders vote AGAINST Executive Chair Richard D. Kinder (Item 1) and Lead Director Michael C. Morgan (Item 1.9) at the company’s annual meeting on May 12, 2021.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is a systemic, escalating, and irreversible crisis––for which corporate boards urgently need to take responsibility. The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net-zero by 2050 at the latest.14 That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, executive pay, and policy influence to those targets.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole, and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks, and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool –– their proxy voting power––to vote against directors. Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

In particular, major asset managers like BlackRock and Vanguard, who hold outsized voting power at the majority of S&P 500 companies, must use their power to oppose directors on boards who have failed to take up this leadership.

Action this year is critical, and momentum is growing to oust the directors who are ill-equipped to lead companies to rapid decarbonization. In 2020, a coalition successfully pushed for Lee Raymond, the chief architect of ExxonMobil’s climate denial strategy, to lose his position leading the JPMorgan Chase board of directors.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against these directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Four Key Sectors Are Critical To Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for dark money used to influence critical climate policies, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net-zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Oil & Gas

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.15 In recent years, the U.S. has overtaken Saudi Arabia and Russia to become the largest petroleum and fossil gas producer in the world.16 As a result of the COVID-19 pandemic, global demand for oil experienced its largest ever annual decline, falling 8.6% in 2020.17 While the near-term outlook for oil remains highly uncertain, according to Carbon Tracker, all of the largest oil companies have projects available for approval in 2020-2022 that would exceed the carbon budget for a 1.5°C future.18

Target setting

In order to be aligned with limiting warming to 1.5°C, oil and gas companies must set net-zero by 2050 targets that contemplate absolute greenhouse gas emissions reductions rather than carbon intensity reductions and include all corporate emissions, including emissions from the use of the products they sell (Scope 3 emissions).19

Net-zero commitments should also incorporate interim targets and milestones that allow accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Net-zero commitments must cover projects on a full equity share basis, such that all joint ventures and subsidiaries are covered by the company-wide target. Finally, robust net-zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid short-term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of oil and gas company plans.

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicators 1-4[20]
-	Science-Based Targets Initiative (SBTI), Companies list[21] and Sector Guidance[22]
-	Carbon Disclosure Project (CDP), search company survey responses[23]
-	Oil Change International, Big Oil Reality Check report[24]

Capital allocation and investment

Given that oil supplies currently in production already exceed the carbon budget for limiting warming to 1.5°C, oil and gas companies must immediately cease approving investment in new projects that fall outside the carbon budget. According to Carbon Tracker, the 15 largest projects sanctioned in 2019 that exceed the carbon budget to limit warming to 1.65-1.8°C accounted for $60bn in new capital expenditures from oil and gas companies.25 At minimum, Arctic and oil sands projects are inconsistent with limiting warming to 1.5°C, economically unviable due to elevated production costs, and fraught with additional environmental and human rights risks.26

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicator 6[27]
-	Carbon Tracker, Company Profiles: Oil & Gas Companies[28]

Policy influence

Oil and gas companies must fully align their policy influence activities, including political spending and lobbying activities, with the policy settings required to accelerate sector-wide emissions on a timeline necessary to limit warming to 1.5°C. Oil and gas companies must provide full disclosure of all political and lobbying spending in all jurisdictions to allow investors to assess this alignment. Finally, companies must ensure the alignment of the policy influence activities with 1.5°C outcomes of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations.

Key data sources:

-	Climate Action 100+ Disclosure Indicator 7[29]
-	Influence Map, List of companies and influencers[30]

1 https://www.kindermorgan.com/

2 https://www.climateaction100.org/whos-involved/companies/

3 https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13

4 https://www.eia.gov/todayinenergy/detail.php?id=40973

5 https://www.kindermorgan.com/WWWKM/media/Documents/2019_ESG_Report.pdf

6 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/path-to-net-zero-climate-change-takes-center-stage-at-more-us-oil-companies-61440277

7 https://www.climateaction100.org/company/kinder-morgan-inc/, at Indicators 1-4

8 https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf, p. . 128

9 https://s24.q4cdn.com/126708163/files/doc_presentations/2021/02/1Q-2021-Investor-Presentation-V5.pdf, at Slide 26.

10 https://www.climateaction100.org/company/kinder-morgan-inc/, at Indicator 6

11 https://influencemap.org/company/Kinder-Morgan-9471da944be60e45737f1eb71d7c67a1

12https://influencemap.org/company/Kinder-Morgan-9471da944be60e45737f1eb71d7c67a1/projectlink/Kinder-Morgan-in-Climate-Change-a2bb8b2f5c0f74d06372bfbb3a3c3335

13 https://www.climateaction100.org/company/kinder-morgan-inc/, at Indicator 7

14 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, https://www.ipcc.ch/sr15/

15 https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13

16 https://www.eia.gov/todayinenergy/detail.php?id=40973

17 https://www.iea.org/articles/global-energy-review-co2-emissions-in-2020

18 https://carbontracker.org/reports/fault-lines-stranded-asset/ ; Carbon Tracker defines a carbon budget as, “the cumulative amount of carbon dioxide (CO2) emissions permitted over a period of time to keep within a certain temperature threshold.” https://carbontracker.org/carbon-budgets-explained/

19 https://carbontracker.org/reports/absolute-impact/

20 https://www.climateaction100.org/whos-involved/companies/?

21 https://sciencebasedtargets.org/companies-taking-action

22 https://sciencebasedtargets.org/sectors

23 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=

24 http://priceofoil.org/2020/09/23/big-oil-reality-check/

25 https://carbontracker.org/reports/fault-lines-stranded-asset/

26 https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf ; https://www.ran.org/funding_tar_sands/

27 https://www.climateaction100.org/whos-involved/companies/?

28 https://carbontracker.org/company-profiles/

29 https://www.climateaction100.org/whos-involved/companies/?

30 https://influencemap.org/filter/List-of-Companies-and-Influencers#